UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

FIRST NATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $1.25 PER SHARE
(Title of Class of Securities)

32106V107
(CUSIP Number)

SCOTT C. HARVARD FIRST NATIONAL CORPORATION 112 WEST KING STREET STRASBURG, VIRGINIA 22657 (540) 465-9121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 32106V107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James R. Wilkins, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
	7.	SOLE VOTING POWER 339,687
NUMBER OF SHARES	8.	SHARED VOTING POWER 107,299
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 339,687
	10.	SHARED DISPOSITIVE POWER 107,299
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)        Based on 8,970,321 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 8, 2024, based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024.

AMENDMENT NO. 5

TO

SCHEDULE 13D

FOR

JAMES R. WILKINS, III

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $1.25 per share (“Common Stock”), of First National Corporation (the “Issuer”), 112 West King Street, Strasburg, Virginia 22657.

Item 2.	Identity and Background

(A)	James R. Wilkins, III

(B)	1016 Lake St. Clair Drive, Winchester, Virginia 22603.

(C)

Mr. Wilkins is President of Silver Lake Properties, Inc. and General Partner of Wilkins Investments, LP and Wilkins Enterprises, LP, all of which are real estate development and management companies with offices located at 13 South Loudoun Street, Winchester, Virginia 22601. He is also a director of the Issuer.

(D)	During the last five years, Mr. Wilkins has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Wilkins has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Wilkins is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds and Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

James R. Wilkins, III has acquired shares of Common Stock, directly and indirectly, for investment purposes from time to time, and he may continue to do so in the future for such purposes.

Item 5.	Interest in Securities of the Issuer

(A)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Wilkins are 446,986 shares and 5.0%, respectively.

(B)

Mr. Wilkins owns directly 300,849 shares and is the sole manager of GSW Holdings, LLC, LTW Holdings, LLC, IBW Holdings, LLC and JRWIV Holdings, LLC, entities that hold 38,838 shares, thus Mr. Wilkins has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 339,687 shares identified pursuant to Item 5(A). Mr. Wilkins is a general partner of Wilkins Investments, LP, an entity that holds 105,668 shares, and his spouse holds 1,631 shares, thus Mr. Wilkins has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 107,299 shares identified pursuant to Item 5(A).

Wilkins Investments, LP’s address is 13 South Loudoun Street, Winchester, Virginia 22601. During the last five years, Wilkins Investments, LP has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Wilkins Investments, LP is organized under the laws of Virginia.

Mr. Wilkins’s spouse is a citizen of the U.S.A., and her address is 1016 Lake St. Clair Drive, Winchester, Virginia 22603. During the last five years, she has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(C)	There have been no transactions in Common Stock by Mr. Wilkins during the past 60 days.

(D)

Mr. Wilkins is a general partner in Wilkins Investments, LP (with James R. Wilkins, Jr.), which holds shares of Common Stock. He, therefore, shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Mr. Wilkins is a member in GSW Holdings, LLC (with his daughter), LTW Holdings, LLC (with his daughter), IBW Holdings, LLC (with his daughter) and JRWIV Holdings, LLC (with his son), each of which holds shares of Common Stock. Mr. Wilkins, therefore, shares the receipt of dividends from, or the proceeds from the sale of, such shares.

(E)	Mr. Wilkins ceased to be the owner of more than five percent of the Common Stock on October 1, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

James R. Wilkins, III is a director of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 2024

/s/ James R. Wilkins, III
James R. Wilkins, III